UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Enzon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

293904-10-8

(CUSIP Number)

Christopher P. Davis, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 293904-10-8

1	NAME OF REPORTING PERSON DellaCamera Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON 00

1	NAME OF REPORTING PERSON Ralph DellaCamera, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Andrew Kurtz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Vincent Spinnato
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN, HC

This statement is filed with respect to the shares of the common stock, $0.01 par value (the “Common Stock”), of Enzon Pharmaceuticals, Inc. (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of January 28, 2009 and amends and supplements the Schedule 13D filed originally on December 19, 2007, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), DellaCamera Capital Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), DellaCamera Capital Management, LLC, a Delaware limited liability company (“DCM” and, collectively with the Master Fund and the Offshore Fund, the “Fund”), Ralph DellaCamera, Jr., a citizen of the United States (“Mr. DellaCamera”), Andrew Kurtz, a citizen of the United States (“Mr. Kurtz”) and Vincent Spinnato, a citizen of the United States (“Mr. Spinnato”) (together, the “Reporting Persons”).

No transactions have been effected by the Reporting Persons since the filing of their last Schedule 13D amendment on January 7, 2009. As of the date of this filing, the Reporting Persons as a group beneficially own 3,446,558 shares of Common Stock, representing 7.6% of the outstanding shares of Common Stock. The 3,446,558 shares of Common Stock beneficially owned by the Reporting Persons are comprised of: (a) 2,922,998 shares of Common Stock, and (b) 4% Convertible Senior Notes due 2013 convertible into 523,560 shares of Common Stock.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D has been supplemented by adding the following:

The Master Fund has submitted a stockholder proposal for consideration at the Issuer’s 2009 annual meeting of stockholders (the “2009 Annual Meeting”). Such proposal is a precatory resolution calling upon the Issuer’s Board of Directors to form a special committee comprised exclusively of independent directors (as defined in such proposal), and aided by independent advisors not previously retained by the Issuer, for the purpose of evaluating strategic and financial alternatives to enhance stockholder value. The Reporting Persons reserve the right to solicit proxies in support of such proposal but have made no definitive decision to do so at this time.

The Master Fund sent the Issuer formal notice of its stockholder proposal for consideration at the 2009 Annual Meeting, a copy of which is attached hereto as Appendix XIV.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days (previously filed).

Appendix II: Joint Filing Agreement (previously filed).

Appendix III: Instruction C Person Information (previously filed).

Appendix IV : Letter to Issuer dated December 19, 2007 (previously filed).

Appendix V : Letter to Issuer dated January 11, 2008 (previously filed).

Appendix VI : Notice of Nomination of Stockholder Nominees dated January 14, 2008 (previously filed).

Appendix VII : Agreement among the Issuer, Master Fund, Offshore Fund and DCM dated February 11, 2008 (previously filed).

Appendix VIII : Letter to Issuer dated May 1, 2008 (previously filed).

Appendix IX: Letter to Issuer dated May 20, 2008 (previously filed).

Appendix X : Letter to the Issuer dated July 1, 2008 (previously filed).

Appendix XI: Letter to the Issuer dated October 6, 2008 (previously filed).

Appendix XII : Letter to Issuer dated November 25, 2008 (previously filed).

Appendix XIII: Notice of Nomination of Stockholder Nominees dated January 7, 2009 (previously filed).

Appendix XIV: Notice of Business to Issuer dated January 28, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 28, 2009

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By: /s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato

APPENDIX XIV

DELLACAMERA CAPITAL MASTER FUND, LTD.

c/o DellaCamera Capital Management, LLC

461 Fifth Avenue, 10th Floor

New York, New York 10017

January 28, 2009

BY HAND, FEDEX AND FAX

Enzon Pharmaceuticals, Inc.

685 Route 202/206

Bridgewater, New Jersey 08807

Attn: Corporate Secretary and

Governance & Nominating Committee

Re:	Notice of Business for 2009 Annual Meeting of

Stockholders of Enzon Pharmaceuticals, Inc. (“Enzon”)

Gentlemen:

DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (“DellaCamera”), is currently the record holder of 1,000 shares of common stock of Enzon, par value $.01 (the “Common Stock”), and the beneficial owner of an additional 3,445,5581 shares of Common Stock. DellaCamera, a private investment fund, has a name and address on the Enzon stock transfer ledger of DELLACAMERA CAPITAL MASTERFUND LTD at 200 PARK AVE STE 3300 NEW YORK NY 10166.2  Because the record date for the Enzon 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”) has not been announced publicly, the number of shares of Common Stock which will be owned beneficially or of record by DellaCamera as of such record date is not known. DellaCamera currently does not hold any proxies relating to any Enzon shares.

In accordance with Article II, Section 2.15 of the Enzon By-laws, DellaCamera hereby submits the stockholder proposal attached hereto as Exhibit A (the “Proposal”) for consideration at the 2009 Annual Meeting. DellaCamera shall hereafter be referred to as the “Submitting Stockholder.”

The Proposal is a precatory resolution calling upon Enzon’s Board of Directors to form a special committee comprised exclusively of independent directors (as defined in the Proposal), and aided by independent advisors not previously retained by Enzon, for the purpose of evaluating strategic and financial alternatives to enhance stockholder value. DellaCamera seeks to conduct such business at the 2009 Annual Meeting so that stockholders can communicate to Enzon’s Board of Directors that such independent committee would benefit all of Enzon’s stockholders and the view that such new and independent analysis would lead to increased stockholder value.

_________________________

1  The 3,445,558 shares of Common Stock reported as being owned beneficially (and not of record) by DellaCamera in this Notice of Nomination includes 523,560 shares of Common Stock into which 4% Convertible Senior Notes due 2013 held by DellaCamera are convertible.

2  Note that the Submitting Stockholder’s United States mailing address is now c/o DellaCamera Capital Management, LLC at 461 Fifth Avenue, 10th Floor, New York, New York 10017.

THE SUBMITTING STOCKHOLDER:

The Submitting Stockholder has a business address at c/o Ogier Fiduciary Services (Cayman) Limited, Queensgate House, PO Box 1234, Grand Cayman KY1-1108, Cayman Islands.

The Submitting Stockholder has not at this time engaged representatives or persons to assist in any proxy solicitation with respect to the 2009 Annual Meeting.

The Submitting Stockholder has not yet decided whether to conduct a proxy solicitation with respect to the 2009 Annual Meeting, but reserves the right to do so.

With respect to all securities of Enzon purchased or sold by the Submitting Stockholder and its affiliates within the past two (2) years, the dates on which such securities were purchased or sold and the amounts of such purchases or sales by each are set forth on Schedule 1 attached hereto.

In the normal course of its business, the Submitting Stockholder purchases securities using funds from its general account and funds borrowed against securities it already owns. The Submitting Stockholder cannot determine whether any funds allocated to purchase Enzon securities were from the Submitting Stockholder’s general account or from borrowings against securities it already owns.

The Submitting Stockholder is not, and was not within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Enzon, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, except as described in the next two paragraphs and on Schedule 1 attached hereto.

In November 2008, DellaCamera Capital Management, LLC (“DCM”), the investment manager of the Submitting Stockholder, on behalf of DCM and its affiliates, including the Submitting Stockholder, entered into an agreement with Moelis & Company, LLC (“Moelis”), an investment banking firm, pursuant to which Moelis would explore strategic alternatives with respect to DCM and its affiliates’ investment in Enzon (the “Moelis Agreement”). Compensation for Moelis’ services may include, to the extent applicable, a percentage of certain gains on shares of Common Stock held by the Submitting Stockholder and its affiliates and/or a fee upon the occurrence of strategic alternatives during a specified period of time.

In February 2008, the Submitting Stockholder and certain of its affiliates entered into a settlement agreement with Enzon, pursuant to which the Submitting Stockholder and such affiliates and Enzon agreed that in consideration of the appointment of a new member to the Board of Directors of Enzon, the Submitting Stockholder would withdraw its nominations of individuals up for election to serve on the Board of Directors of Enzon at the 2008 Annual Meeting of Enzon Shareholders.

No associate of the Submitting Stockholder owns any securities of Enzon beneficially, directly or indirectly.

The Submitting Stockholder does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of Enzon.

Since the beginning of Enzon’s last fiscal year, the Submitting Stockholder has not been a party to or had or will have, a direct or indirect material interest in any transaction, series of transactions, or any currently proposed transaction or series of transactions, to which Enzon or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000.

Neither the Submitting Stockholder nor any of its associates has any arrangement or understanding with any person with respect to any future employment by Enzon or its affiliates. Except as described with respect to the Moelis Agreement, neither the Submitting Stockholder nor any of its associates has any arrangement or understanding with respect to any future transaction to which Enzon or any of its affiliates will or may be a party.

The Submitting Stockholder has no substantial interest, direct or indirect, by security holdings or otherwise, that will to its knowledge be acted upon at the 2009 Annual Meeting, other than the (i) submission of the Proposal and (ii) election of directors, for which the Submitting Stockholder has nominated Stefan Aigner, MD and Philip R. Broenniman.

DellaCamera hereby represents that (1) it is the record holder of shares of Common Stock of Enzon entitled to vote at the 2009 Annual Meeting, and (2) it intends to appear in person or by proxy at the 2009 Annual Meeting (or a special meeting held in lieu thereof) to submit the Proposal for approval by the stockholders of Enzon.

Based solely on public filings to date, to the knowledge of the Submitting Stockholder, there has been no change in control of Enzon since the beginning of Enzon’s last fiscal year.

If there is anything in this notice you do not understand or if you require any additional information please immediately contact Richard Mansouri at (212) 808-3565 or c/o DellaCamera Capital Management, LLC, 461 Fifth Avenue, 10th Floor, New York, New York 10017, or please contact Christopher P. Davis, Esq. at (212) 986-6000 or c/o Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176.

DELLACAMERA CAPITAL MASTER FUND, LTD. By: /s/ Andrew Kurtz Name: Andrew Kurtz Title: Director

EXHIBIT A

NOW THEREFORE, BE IT RESOLVED, that the stockholders of Enzon Pharmaceuticals, Inc. (the “Company”) recommend and request that the Board of Directors of the Company (the “Board”) promptly appoint a special committee (the “Stockholder Value Committee”) comprised exclusively of independent directors, with at least one member of the Stockholder Value Committee being a director (if any) who was newly elected at the Company’s 2009 Annual Meeting of Stockholders, to evaluate strategic and financial alternatives for the Company to enhance stockholder value and that in carrying out its evaluation, the Stockholder Value Committee shall avail itself of independent legal and investment banking advisers not previously retained by the Company, as the Stockholder Value Committee shall determine in its sole discretion.

For purposes of this Resolution, an “independent director” shall mean a director that:

(a) Satisfies the definition of:

i.

an “independent outside director” and not of an “inside director” or “affiliated outside director,” each as defined under the “U.S. Corporate Governance Policy – 2009 Updates,” dated November 25, 2008, of RiskMetrics Group, and

ii.

an “independent director” under the Nasdaq Stock Market Rules, unless the Company’s common stock ceases to be listed on the Nasdaq and is listed on another national exchange, in which case such exchange’s definition of independence shall apply; and

(b) Was not previously employed by or providing any services to any company (or its affiliates, subsidiaries, sibling companies or parent company) at any time when Jeffrey H. Buchalter was employed by or providing services to such company (or its subsidiaries, sibling companies, parent company or any successor company).

Supporting Statement: As a result of the steep decrease in the Company’s stock price and, in our view, the continuing failures by the Board to take actions to enhance stockholder value, it is our opinion that a group of truly independent directors of the Company, without prior relationships to the Company’s chief executive officer, promptly analyze strategic and financial alternatives available to the Company to enhance stockholder value. It is also our opinion that this Stockholder Value Committee needs input from a fresh team of legal and investment banking advisers that are not beholden to the Company’s management. We believe that such a new and independent analysis would benefit all of the Company’s stockholders and would lead to increased stockholder value.

SCHEDULE 1

Transaction Dates of Enzon Pharmaceuticals, Inc. Securities

by the Submitting Stockholder

Over the Past Two (2) Years

Purchases and Sales of Enzon’s Securities

During the Past Two Years by

DELLACAMERA CAPITAL MASTER FUND, LTD.

Date	Type of Transaction	Shares
12-Nov-08	Purchase	13,900
7-Nov-08	Purchase	15,000
7-Nov-08	Purchase	10,000
6-Nov-08	Purchase	15,000
3-Nov-08	Purchase	800
28-Oct-08	Purchase	45,026
27-Oct-08	Purchase	25,000
23-Oct-08	Purchase	19,801
22-Oct-08	Purchase	10,908
20-Oct-08	Purchase	9,000
17-Oct-08	Purchase	14,800
7-Oct-08	Purchase	15,000
6-Oct-08	Purchase	15,000
3-Oct-08	Purchase	12,000
2-Oct-08	Purchase	10,000
2-Oct-08	Purchase	13,300
1-Oct-08	Purchase	4,130
30-Sep-08	Purchase	20,000

24-Sep-08	Purchase	20,000
23-Sep-08	Purchase	5,000
23-Sep-08	Purchase	10,000
22-Sep-08	Purchase	2,700
19-Sep-08	Purchase	300
19-Sep-08	Purchase	11,625
18-Sep-08	Purchase	26,177
17-Sep-08	Purchase	31,299
16-Sep-08	Purchase	10,000
15-Sep-08	Purchase	15,000
12-Sep-08	Purchase	5,000
9-Sep-08	Purchase	20,000
5-Sep-08	Purchase	10,000
5-Sep-08	Purchase	10,000
4-Sep-08	Purchase	20,000
3-Sep-08	Purchase	20,000
2-Sep-08	Purchase	9,500
29-Aug-08	Purchase	500
26-Aug-08	Purchase	800
25-Aug-08	Purchase	25,000
31-Jul-08	Purchase	500
1-Jul-08	Purchase	4,300
30-Jun-08	Purchase	50,000
27-Jun-08	Purchase	15,000
26-Jun-08	Purchase	8,543

24-Jun-08	Purchase	10,000
23-Jun-08	Purchase	10,000
20-Jun-08	Purchase	5,013
19-Jun-08	Purchase	6,100
18-Jun-08	Purchase	10,000
17-Jun-08	Purchase	1,819
13-Jun-08	Purchase	6,753
12-Jun-08	Purchase	10,000
11-Jun-08	Purchase	10,000
9-Jun-08	Purchase	1,000
9-Jun-08	Purchase	10,000
9-Jun-08	Purchase	10,000
6-Jun-08	Purchase	10,000
5-Jun-08	Purchase	100
3-Jun-08	Purchase	5,000
2-Jun-08	Purchase	2,700
30-May-08	Purchase	6,500
29-May-08	Purchase	12,800
28-May-08	Purchase	25,000
27-May-08	Purchase	5,000
14-May-08	Purchase	34,377
1-May-08	Purchase	1,800
30-Apr-08	Purchase	20,000
29-Apr-08	Purchase	15,000

25-Apr-08	Purchase	10,000
24-Apr-08	Purchase	10,000
22-Apr-08	Purchase	25,000
17-Apr-08	Purchase	10,000
16-Apr-08	Purchase	3,000
15-Apr-08	Purchase	15,000
14-Apr-08	Purchase	10,500
22-Feb-08	Purchase	7,500
21-Feb-08	Purchase	15,000
19-Feb-08	Purchase	15,546
15-Feb-08	Purchase	8,100
8-Feb-08	Purchase	10,000
8-Feb-08	Purchase	20,000
7-Feb-08	Purchase	2,800
31-Jan-08	Purchase	1,400
30-Jan-08	Purchase	25,000
10-Jan-08	Purchase	5,000
9-Jan-08	Purchase	700
8-Jan-08	Purchase	12,500
7-Jan-08	Purchase	800
4-Jan-08	Purchase	8,800
3-Jan-08	Purchase	25,000
2-Jan-08	Purchase	18,000
31-Dec-07	Purchase	6,142
18-Dec-07	Purchase	75,000

17-Dec-07	Purchase	70,000
13-Dec-07	Purchase	11,565
13-Dec-07	Purchase	78,500
12-Dec-07	Purchase	40,000
11-Dec-07	Purchase	78,500
4-Dec-07	Purchase	21,500
3-Dec-07	Purchase	231
29-Nov-07	Purchase	50,000
28-Nov-07	Purchase	25,000
27-Nov-07	Purchase	25,000
26-Nov-07	Purchase	25,000
20-Nov-07	Purchase	24,700
19-Nov-07	Purchase	40,916
16-Nov-07	Purchase	11,784
15-Nov-07	Purchase	25,000
14-Nov-07	Purchase	25,000
13-Nov-07	Purchase	600
2-Nov-07	Purchase	25,000
1-Nov-07	Purchase	35,000
31-Oct-07	Purchase	31,400
30-Oct-07	Purchase	48,850
23-Oct-07	Purchase	400
22-Oct-07	Purchase	12,500
18-Oct-07	Purchase	6,393

17-Oct-07	Purchase	10,000
16-Oct-07	Purchase	10,000
15-Oct-07	Purchase	10,000
12-Oct-07	Purchase	10,000
10-Oct-07	Purchase	500
9-Oct-07	Purchase	23,296
8-Oct-07	Purchase	25,000
5-Oct-07	Purchase	7,900
4-Oct-07	Purchase	100
3-Oct-07	Purchase	18,600
1-Oct-07	Purchase	25,200
28-Sep-07	Purchase	50,000
27-Sep-07	Purchase	24,904
26-Sep-07	Purchase	50,000
25-Sep-07	Purchase	50,000
24-Sep-07	Purchase	50,000
21-Sep-07	Purchase	25,000
20-Sep-07	Purchase	25,000
19-Sep-07	Purchase	25,000
11-Sep-07	Purchase	25,000
10-Sep-07	Purchase	25,000
7-Sep-07	Purchase	25,000
6-Sep-07	Purchase	25,000
23-Aug-07	Purchase	62,200
21-Aug-07	Purchase	25,000

20-Aug-07	Purchase	50,000
14-Aug-07	Purchase	25,000
13-Aug-07	Purchase	25,000
9-Aug-07	Purchase	25,000
8-Aug-07	Purchase	25,000
6-Aug-07	Purchase	12,800
1-Aug-07	Purchase	44,400
31-Jul-07	Purchase	10,600
26-Jul-07	Purchase	11,232
25-Jul-07	Purchase	33,768
24-Jul-07	Purchase	62,072
23-Jul-07	Purchase	37,928
20-Jul-07	Purchase	2
19-Jul-07	Purchase	37,752
18-Jul-07	Purchase	12,246

Purchases and Sales in Call Options at $7.50 Expiring on May 17, 2008

During the Past Two Years by

DELLACAMERA CAPITAL MASTER FUND, LTD.

Date	Type of Transaction	Options
6-Dec-07	Purchase	250
6-Dec-07	Purchase	500
7-Dec-07	Purchase	750
10-Dec-07	Purchase	170
10-Dec-07	Purchase	250
10-Dec-07	Purchase	30
10-Dec-07	Purchase	310
11-Dec-07	Purchase	20
11-Dec-07	Purchase	370
11-Dec-07	Purchase	350
13-Dec-07	Purchase	500
14-Dec-07	Purchase	500
14-Dec-07	Purchase	500
9-May-08	Sale	(2,000)
13-May-08	Sale	(750)
13-May-08	Sale	(750)
16-May-08	Sale	(1,000)

Purchases and Sales in Call Options at $7.50 Expiring on November 22, 2008

During the Past Two Years by

DELLACAMERA CAPITAL MASTER FUND, LTD.

Date	Type of Transaction	Options
9-May-08	Purchase	2,350
13-May-08	Purchase	1,500
16-May-08	Purchase	1,000
1-Oct-08	Purchase	150
2-Oct-08	Purchase	250
3-Oct-08	Purchase	160
7-Oct-08	Purchase	160
11-Nov-08	Sale	(4,500)
21-Nov-08	Expiration	(1,070)

Purchases and Sales in Put Options at $10.00 expiring on February 16, 2008

During the Past Two Years by

DELLACAMERA CAPITAL MASTER FUND, LTD.

Date	Type of Transaction	Options
12-Dec-07	Purchase	1,000
12-Dec-07	Purchase	1,317
12-Dec-07	Purchase	183
9-Jan-08	Sale	(500)
10-Jan-08	Sale	(500)
17-Jan-08	Sale	(500)
18-Jan-08	Sale	(500)
23-Jan-08	Sale	(139)
24-Jan-08	Sale	(361)

Purchases and Sales in Put Options at $7.50 expiring on February 16, 2008

During the Past Two Years by

DELLACAMERA CAPITAL MASTER FUND, LTD.

Date	Type of Transaction	Options
11-Dec-07	Purchase	850
11-Dec-07	Purchase	482
15-Feb-08	Expiration	(1,332)

Purchases and Sales in 4% Convertible Senior Notes due 2013

During the Past Two Years by

DELLACAMERA CAPITAL MASTER FUND, LTD.

Date	Type of Transaction	Senior Notes due 2013
2-Aug-07	Purchase	$1,000,000
21-Aug-07	Purchase	$500,000
23-Aug-07	Purchase	$500,000
11-Dec-07	Sale	($1,000,000)
13-Dec-07	Sale	($1,000,000)
11-Nov-08	Purchase	$5,000,000